EXHIBIT 23.2

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Form 10-K of 99¢ Only Stores for the fiscal year ended March 27, 2010 of references to our Valuation Report relating to the estimation of fair value of certain auction rate securities held by the Company as of March 27, 2010 and to references to our firm’s name therein.

/s/ Houlihan Smith & Company Inc.
Chicago, Illinois
May 14, 2010